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                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

            NOTIFICATION OF LATE FILING                   SEC File Number:
                                                          0-27996

                                                          CUSIP Number:
                                                          071326-10-2
(Check one:)
[_] Form 10-K   [_] Form 20-F   [_] Form 11-K   [X] Form 10-Q   [_] Form N-SAR

            For Period Ended:   September 30, 2001

            [   ] Transition Report on Form 10-K
            [   ] Transition Report on Form 20-F
            [   ] Transition Report on Form 11-K
            [ X ] Transition Report on Form 10-Q
            [   ] Transition Report on Form N-SAR
            For the transition period ended:   Not applicable
                                             ------------------

            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

            If the notification relates to a portion of the filing checked
above, identify the Item(s) to which the notification relates:   Not applicable
                                                                 --------------

PART I--REGISTRANT INFORMATION

                         Wireless Xcessories Group, Inc.
                         -------------------------------
                             Full Name of Registrant


                            -------------------------
                            Former Name if Applicable

                              1840 County Line Road
                              ---------------------
            Address of Principal Executive Office (Street and Number)

                           Huntingdon Valley, PA 19006
                           ---------------------------
                            City, State and Zip Code

PART II--RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

            [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

            [_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 20-F, Form 11-K, Form 10-Q or Form N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

            This extension is due to a delay by the Company in obtaining certain financial statement information, as a result of a conversion by the company to a new computer system on February 1, 2003.

PART IV--OTHER INFORMATION

            (l) Name and telephone number of person to contact in regard to this notification

                Ronald E. Badke                 215              322-4600
              -------------------           -----------     ------------------
                   (Name)                   (Area code)     (Telephone Number)

            (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

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

                                                  [X]  Yes    [_]  No

            (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                  [_]  Yes    [X]  No

            If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            Though sales will be down by approximately 32% from $3,514,000 in the quarter ended March 31, 2002 to 2,378,000 in quarter ended March 31, 2003, it is anticipated that the net loss shown in the quarter ended March 31, 2003 will be within 10% of the $362,000.00 loss reported for the quarter ended March 31, 2002.





















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


                         Wireless Xcessories Group, Inc.
                         -------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:     May 16, 2003                  By: /s/ Ronald E. Badke
      --------------------                  ------------------------------------
                                            Ronald E. Badke
                                            Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

            Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).















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